ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

June 30, 2006

Contact: Ling Yun Wu
Asia Pacific Wire & Cable
(886) 2-2712-2558

Michael Mandelbaum
Mandelbaum and Morgan
(310) 785-0810

ASIA PACIFIC WIRE & CABLE
ANNOUNCES CERTAIN FINANCIAL AND OPERATING RESULTS AT ITS ANNUAL GENERAL MEETING; COMPLETION OF THE MEETING IS ADJOURNED

NEW YORK, NY – June 30, 2006 – Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) (the ‘‘Company’’) conducted today the first phase of its annual general meeting of shareholders (the ’’Meeting’’) at the offices of the Company located at No. 132 Min-Sheng East Road, Section 3, 7th Floor, Taipei, 105 Taiwan, ROC.

The record date for the Meeting was May 12, 2006. All shareholders of record as of the record date were invited to attend the Meeting. Shareholders who wished to participate but could not attend the Meeting in person were able to participate in the Meeting by dialing into the telephone numbers provided in the proxy materials distributed to all shareholders of record.

A management report was presented at the Meeting which addressed certain financial results of the Company and certain subsidiaries for the fiscal years ended December 31, 2004 and December 31, 2005. Management announced that for the fiscal year ended December 31, 2004, the consolidated unaudited Company revenues were US$ 296,000,000, a 40% increase from the fiscal year ended December 31, 2003, and the Company’s gross profit was US$ 39,100,000, a 17% increase from the fiscal year ended December 31, 2003.

For the fiscal year ended December 31, 2005, the Company’s consolidated unaudited revenues were US$ 341,000,000, a 15.2% increase from the fiscal year ended December 31, 2004 and the Company’s gross profit was US$ 37,900,000, a decrease of 3% from the fiscal year ended December 31, 2004. The Company reported that, at December 31, 2005, its cash and short-term deposits totaled approximately US$ 40 million and that its bank debts, accounts payable and related party debt totaled approximately US$ 76.3 million.

Financial results for Australia Pacific Electric Cables Pty Ltd., the Company’s Australian subsidiary (‘‘APEC’’), Charoong Thai Wire and Cable Public Company Ltd., the Company’s Thai subsidiary (‘‘CTW’’), and Pacific Electric and Wire (Shenzhen) Co., Ltd. the Company’s China subsidiary (’’PEWSC’’) were also reported. Calculated at an exchange rate of US$ 1.00 to A$1.281, APEC’s gross revenue for the fiscal year ended December 31, 2004 was US$ 32,656,000, a 10.6% increase from the fiscal year ended December 31, 2003, and net income was US$ 1,117,188, a decrease of 57% from the fiscal year ended December 31, 2003. Calculated at an exchange rate of US$ 1.00 to A$ 1.362, APEC’s gross revenue for the fiscal year ended December 31, 2005 was US$ 33,847,283, a 3.73% increase from the fiscal year ended December 31, 2004, and net income was US$ 682,421, a 38.9% decrease from the fiscal year ended December 31, 2004. Calculated at an exchange rate of US$ 1.00 to Bt 38.80, CTW’s gross revenue for the fiscal year ended December 31, 2004 was US$ 157,242,268, a 32.2% increase from the fiscal year ended

December 31, 2003, and net income was US$ 7,448,454, a decrease of 19.5% from the fiscal year ended December 31, 2003. Calculated at an exchange rate of US$ 1.00 to Bt 40.99, CTW’s gross revenue for the fiscal year ended December 31, 2005 was US$ 173,018,000, a 10.0% increase from the fiscal year ended December 31, 2004, and net income was US$ 8,002,000, a 7.43% increase from the fiscal year ended December 31, 2004. Calculated at an exchange rate of US$ 1.00 to Rmb 8.2765, PEWSC’s gross revenue for the fiscal year ended December 31, 2004 was US$ 50,263,000, a 36.7% increase from the fiscal year ended December 31, 2003, and net income was US$ 3,492,000, a 12.4% increase from the fiscal year ended December 31, 2003. Calculated at an exchange rate of US$ 1.00 to Rmb 8.0702, PEWSC’s gross revenue for the fiscal year ended December 31, 2005 was US$ 54,769,000, a 8.97% increase from the fiscal year ended December 31, 2004, and net income was US$ 3,370,000, a decrease of 3.48% from the fiscal year ended December 31, 2004.

In addition, the Company provided operational updates for certain of its important subsidiaries. In the first half of 2006, business and gross revenues remained strong at CTW, PEWSC and APEC. Soft market conditions, among other factors, led the Company to decide to cease operations at its Ningbo facility in China. However, the Company’s development plans call for the building of a plant in southern China to produce enameled wire.

The Company adjourned the second phase of its meeting until a future date, tentatively set at August 9, 2006 including the shareholder voting on matters listed in its proxy statement for the meeting. The Company determined to adjourn the second phase of its meeting in order to eliminate certain concerns expressed by several shareholders regarding the sufficiency of the notice of the meeting. A further notice will be provided to shareholders in the near future.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical fact, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.